SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of March, 2024

Commission File Number 1565025

AMBEV S.A.

(Exact name of registrant as specified in its charter)

AMBEV S.A.

(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

AMBEV S.A.

CNPJ [National Register of Legal Entities] No. 07.526.557/0001-00

NIRE [Corporate Registration Identification Number] 35.300.368.941

(“Company”)

Extract of the Minutes of the Meeting of the Board of Directors of Ambev S.A.

held on March 28, 2024, drawn up in summary form

1.	Date, Time and Venue. On March 28, 2024, at 9:30 a.m., in the Company’s headquarters, located at Rua Dr. Renato Paes de Barros, 1.017, 4th floor, São Paulo/SP, Brazil.

2.	Call and Attendance. Call notice duly made pursuant to the Company’s Bylaws. Meeting with attendance of Mr. Michel Dimitrios Doukeris, president, and Messrs. Victorio Carlos De Marchi, Milton Seligman, Nelson José Jamel, Fernando Mommensohn Tennenbaum, Ricardo Manuel Frangatos Pires Moreira, Lia Machado de Matos, Fabio Colletti Barbosa, Marcos de Barros Lisboa, Claudia Quintella Woods e Luciana Pires.

3.	Board. Chairman: Michel Dimitrios Doukeris; Secretary: Letícia Rudge Barbosa Kina.

4.	Resolutions. It was unanimously and unrestrictedly resolved by the Directors:

4.1.         Proposal for the Allocation of Net Profits – FY 2024. To approve the submission to the Company’s shareholders on the next Ordinary Shareholders’ Meeting of the Company the following proposal on the net profit allocation for the fiscal year ended on December 31, 2024:

Net Profits	R$14,437,237,749.00
Amount allocated to the Tax Incentives Reserve	R$108,125,431.35
Amount allocated to payment of interest on own capital (gross), declared based on the net profit relating to the fiscal year ended December 31, 2023	R$10,505,388,233.75
Amount allocated to the Investments Reserve(1)	R$10,339,054,767.31
(1) Including values relating to (i) reversion of effects of the revaluation of fixed assets in the amount of R$ 11,823,167.53; (ii) effect of application of IAS 29/CPC 42 (hyperinflation) in the amount of R$6.481.320.000,00; and (iii) to the expired dividends in the amount of R$ 22.187.515,88, as detailed in Exhibit A.II to the Management Proposal made available to the Directors.

4.2.         Compensation of Management and Members of the Fiscal Council - 2025. To approve the submission to the Company’s shareholders in the next Ordinary Shareholders’ Meeting the following proposal on maximum limit for the overall compensation of the Company’s management and members of the Fiscal Council for the fiscal year of 2025 (i.e., between January 1, 2025 and December 31, 2025):

- Overall compensation of the managers in the total amount of up to R$ 249,548,559.00; and

- Overall compensation of the Fiscal Council in the annual amount of up to R$ 2,455,546.00, being the compensation due to the alternates equivalent to half of the amount received by the effective members, in accordance with Law No. 6,404/76.

Forecast 2025	Board of Directors	Board of Officers	Fiscal Council	Total
No. of Members	13,00	13,00	6,00	32,00
No. of members receiving compensation	7,00	13,00	6,00	26,00
Annual Fixed Compensation
Salary/fees	9.744.420	26.577.024	2.455.546	38.776.990
Direct and Indirect Benefits	-	1.244.917	-	1.244.917
Variable Compensation
Profit Sharing	-	35.461.350	-	35.461.350
Post-Employment Benefits	-	2.411.936	-	2.411.936
Share-based compensation, including stock options	14.184.292	159.924.620	-	174.108.912
Total compensation	23.928.712	225.619.847	2.455.546	252.004.106

4.3.                  Amendment and Consolidation to the Bylaws. To approve the submission to the Company's shareholders in the next Extraordinary General Meeting of the following proposals to amend the Company's Bylaws to amend the heading of article 5th, in order to reflect the capital increases approved by the Board of Directors up to the date hereof, within the authorized capital limit, including the capital increase approved in item 4.5 below.

4.4.                  Call Notice of the Ordinary and Extraordinary Shareholders’ Meetings of the Company. To approve the call notice of the Company’s Ordinary and Extraordinary Shareholders’ Meetings in order to submit to the Company’s shareholders the agenda provided on the Call Notice, attached hereto as Exhibit I.

4.5.         Option Plan and Capital Increase. In accordance with the procedure approved by the Board of Directors at a meeting held on March 25, 2019, regarding the issuance of new shares to be delivered to the beneficiaries of the programs under the Company's Stock Option Plan1 that exercise their respective options, to verify the capital increase detailed in Exhibit II within the authorized capital limit as provided for in article 6 of the Company's bylaws and pursuant to article 166, item III, of Law 6,404/76, and to determine the Company's Board of Executive Officers to promote the registration of the capital increase with the competent Board of Trade, in compliance with the provisions of article 166, paragraph 1, of Law 6,404/76.

1 Stock Option Plan of the Company approved in the Extraordinary General Meeting of July 30, 2013

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In view of the exercise of options on March 28, 2025 as detailed in Exhibit II, 3,981,420 new common shares were issued for the total issuance price of R$ 49,051,094.40, with the capital stock increasing from R$ 58,226,035,176.01 to R$ 58,275,086,270.41. The capital stock is now divided into 15,761,638,756 registered common shares, with no par value.

The new issued shares shall participate under equal conditions with the other shares of all the benefits and advantages that may be declared as of the date hereof.

4.6.                  Confirmation - Removal and Election of the Chief Financial, Investor Relations and Shared Services Officer. To remove Mr. Lucas Machado Lira from the position of Chief Financial, Investor Relations and Shared Services Officer of the Company and to ratify and carry out, as of April 1st, 2025, the election of Mr. Guilherme Fleury de Figueiredo Ferraz Parolari, Brazilian, administrator, holder of identity card RG no. 21.862.807-9 (SSP/SP), registered with the CPF under no. 181.437.038-27, with an office in the capital of the State of São Paulo, at Rua Dr. Renato Paes de Barros, 1,017, 3rd floor, for the position of Chief Financial, Investor Relations and Shared Services Officer of the Company, with a term of office until December 31, 2027, as approved at the Board of Directors’ Meeting held on December 17, 2024 and registered with the Board of Trade of the State of São Paulo under No. 48,131/25-8.

4.6.1.	Mr. Guilherme Fleury de Figueiredo Ferraz Parolari declared, under penalty of law, that: (i) he is not prevented by special law, or convicted of bankruptcy, malfeasance, bribery, extortion, embezzlement, crimes against the popular economy, public faith or property, or a criminal penalty that prevents, even temporarily, access to public office, as provided for in article 147, §1, of Law No. 6,404/76, (ii) he is not sentenced to a temporary suspension or disqualification penalty applied by the Securities and Exchange Commission (CVM), the Central Bank of Brazil, the Superintendence of Private Insurance and/or any final conviction, in the judicial or administrative sphere, that makes him ineligible for management positions in a publicly-held company, as established in article 147, §2, of Law No. 6,404/76, (iii) he meets the requirement of unblemished reputation established by article 147, §3, of Law No. 6,404/76, (iv) does not hold a position in a company that may be considered a competitor of the Company, and does not have, nor represent, any interest that conflicts with that of the Company, in accordance with article 147, §3, items I and II of Law No. 6,404/76, and (v) is not considered a politically exposed person, in accordance with CVM Instruction No. 50/21.

4.7.                  New Composition of Board of Executive Officers. In accordance with the abovementioned resolution, the Company’s Board of Executive Officers shall have the composition set forth in Exhibit III as of April 1st, 2025, all with unified term of office until December 31st, 2027.

5.	Closure. With no further matters to be discussed, the present Minutes were drawn up and duly executed.

São Paulo, March 28, 2025.

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/s/ Michel Dimitrios Doukeris	/s/ Victorio Carlos De Marchi
/s/ Milton Seligman /s/ Fernando Mommensohn Tennenbaum /s/ Lia Machado de Matos /s/ Marcos de Barros Lisboa /s/ Luciana Pires Dias	/s/ Nelson José Jamel /s/ Ricardo Manuel Frangatos Pires Moreira /s/ Fabio Colletti Barbosa /s/ Claudia Quintella Woods /s/ Letícia Rudge Barbosa Kina Secretary

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EXHIBIT I

AMBEV S.A.

CNPJ [National Corporate Taxpayers Register] No. 07.526.557/0001-00

NIRE [Corporate Registration Identification Number] 35.300.368.941

ORDINARY AND EXTRAORDINARY GENERAL MEETINGS

CALL NOTICE

The shareholders of Ambev S.A. (“Company”) are invited to attend the Ordinary and Extraordinary General Meetings (“AGOE” or “Shareholders’ Meetings”) to be held, cumulatively, on April 29, 2025, at 2:00 p.m., in an exclusively digital form through Ten Meetings digital platform (“Digital Platform”), to be considered held, for the purposes of article 5, § 2, item I, § 3, and article 28, §§ 2 and 3, of Brazilian Securities Commission (“CVM”) Resolution No. 81, of March 29, 2022 (“CVM Resolution 81/22”), at its headquarters, to resolve on the following agenda:

(a)	Ordinary General Meeting:

(i)	analyze and approve the management accounts, with examination, discussion and voting on the Company’s financial statements related to the fiscal year ended December 31, 2024;

(ii)	discuss the allocation of the net profits for the fiscal year ended December 31, 2024;

(iii)	elect the effective and alternate members of the Fiscal Council for a term in office of one (1) year, which shall end on the Ordinary General Meeting to be held in 2026;

(iv)	establish the overall management compensation for the fiscal year of 2025; and

(v)	establish the compensation of the members of the Fiscal Council for the fiscal year of 2025.

(b)	Extraordinary General Meeting:

(vi)	amend the Company's Bylaws to amend the heading of article 5th, in order to reflect the capital increases approved by the Board of Directors up to the date of the call notice of the AGOE, within the authorized capital limit; and

(vii)	consolidate the Company’s Bylaws.

General Information:

1.	On February 26, 2025, the following documents were published on the newspaper “Valor Econômico”: (i) the annual management report; (ii) the financial statements regarding the fiscal year ended on December 31, 2024; (iii) the report of the independent accountant’s opinion; and (iv) the Fiscal Council’s opinion.

2.	The documents and information referred to above and those listed in CVM Resolution 81/22 were presented to the CVM by means of its information system Empresas.Net, in accordance with Article 7 of such rule, and are available to the shareholders at the Company’s headquarters, on its Investor Relations website (ri.ambev.com.br), and on the websites of B3 S.A. – Brasil, Bolsa Balcão (“B3”) (www.b3.com.br) and CVM (https://www.gov.br/cvm).

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3.	The Company, reinforcing its commitment of allowing a greater number of shareholders to participate in the AGOE, chose to hold it exclusively in a digital form, through the Digital Platform, under the terms of CVM Resolution 81/22 and in accordance with the instructions detailed in this Call Notice (“Notice”) and in the Manual for the Shareholders’ Meetings (“Manual”) disclosed by the Company.

4.	Subject to the procedures described in this Notice and in the Manual, shareholders who decide to participate in the AGOE shall, by April 27, 2025, at 11:59 p.m., (according to the term provided for in article 6, § 3, of CVM Resolution 81/22), access the electronic address https://assembleia.ten.com.br/347647560, complete their registration and attach the scanned copies of the documents listed below, proving their capacity as shareholder or shareholder representative, as applicable, necessary for the purposes of qualifying them to participate in the AGOE (“Registration”):

a.	Individuals: identity document with photo of the shareholder;

b.	Legal Entities: (a) last consolidated bylaws or articles of association, as the case may be; (b) other documents that evidence the powers granted to the legal representative(s) of the shareholder, pursuant to its bylaws or articles of association, including, without limitation, minutes of election of directors, officers, powers of attorney, etc.; and (c) identity document with photo of the legal representative(s);

c.	Investment Funds: (a) last consolidated regulations of the fund; (b) bylaws or articles of association of its administrator or manager, as the case may be, subject to the voting policy of the fund; (c) other documents that evidence the powers granted to the legal representative(s) of the manager or administrator of the fund, as the case may be; and (d) identity document with photo of the legal representative(s).

5.	The Digital Platform will allow shareholders registered within the aforementioned period to participate, express themselves and vote at the AGOEs, under the terms established by CVM Resolution 81/22. Detailed rules and guidelines, as well as the procedures and additional information for shareholder's participation in the Shareholder's Meetings through the Digital Platform are included in the Manual.

After receiving the documents through the Digital Platform and confirming their validity and completeness of the Registration, the Company will accredit the shareholder (or their representatives, as the case may be) to participate in the AGOE via Digital Platform. Only duly accredited shareholders may participate in the AGOE, in accordance with the term and procedures indicated above.

6.	Shareholders may exercise their voting rights through: (i) distance voting instrument, sending voting instructions prior to the AGOE; or (ii) participation via Digital Platform at the time of the Shareholder's Meetings.

Shareholders who choose to vote by means of a distance voting instrument, shall send it, under the terms of CVM Resolution 81/22: 1) to the bookkeeper of the shares issued by the Company; 2) to their custody agents who provide this service, in the case of shareholders holding shares deposited in a central depository; 3) to the central depositary in which the shares are deposited; or 4) directly to the Company. For additional information, the shareholder shall observe the rules set forth in article 27 of CVM Resolution 81/22 and the procedures described in the Manual. Participation at the AGOE will be restricted to the shareholders, their representatives or attorneys-in-fact, as the case may be, who are accredited under the terms described in item 4 of this Notice and according to the instructions contained in the Manual, and who join the Shareholders’ Meetings, through the Digital Platform, until 1:59 p.m. on April 29, 2025.

All the timings provided herein shall be read as Brasilia time.

São Paulo, March 28, 2025.

Michel Dimitrios Doukeris

Chairman of the Board of Directors

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EXHIBIT II

Date	Stock Option Program	No. Issued Shares	Capital Increase (R$)	Capital Stock Before (R$)	Capital Stock After (R$)	No. Shares Before	No. Shares After
March 28, 2025	2025.1	3,981,420	49,051,094.40	58,226,035,176.01	58,275,086,270.41	15,757,657,336	15,761,638,756
		3,981,420	49,051,094.40

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Exhibit I

Composition of Board of Executive Officers as of April 1st, 2025

(term of office unified until December 31st, 2027)

(i)	Mr. Carlos Eduardo Klutzenschell Lisboa, as “Chief Executive Officer”;
(ii)	Mr. Guilherme Fleury de Figueiredo Ferraz Parolari, as “Chief Financial, Investors Relations and Shared Services Officer”;
(iii)	Mr. Eduardo Braga Cavalcanti de Lacerda, as “Commercial Vice President Officer”;
(iv)	Mr. Ricardo Morais Pereira de Melo, as “People and Management Vice President Officer”;
(v)	Mrs. Leticia Rudge Barbosa Kina, as “Legal and Compliance Vice President Officer”;
(vi)	Mrs. Carla Smith de Vasconcellos Crippa Prado, as “Corporate Affairs Vice President Officer”;
(vii)	Mr. Felipe Moreira Haddad Baruque, as “Procurement Vice President Officer”.
(viii)	Mr. Paulo André Zagman, as “Logistics Vice President Officer”;
(ix)	Mr. João Coelho Rua Derbli de Carvalho, as “Sales Vice President Officer”;
(x)	Mr. Eduardo Eiji Horai, as “Information Technology Vice President Officer”;
(xi)	Mr. Daniel Wakswaser Cordeiro, as “Marketing Vice President Officer”;
(xii)	Mr. Valdecir Duarte, as “Industrial Vice President Officer”; and
(xiii)	Mrs. Daniela Gavranic Cachich, as “Beyond Beer Vice President Officer”.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 28, 2024

AMBEV S.A.

By:	/s/ Lucas Machado Lira
Lucas Machado Lira Chief Financial and Investor Relations Officer